Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – October to December 2020

Mumbai, January 5, 2021: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, reproduced herein below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which is self-explanatory.

This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for October to December 2020

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2019	OCT - DEC 2020	OCT - DEC 2019	OCT - DEC 2020	OCT - DEC 2019	OCT - DEC 2020
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	17392	41889	19698	42229	66	82
UVC	NEXON	11642	19507	12225	19743	84	6
UV2	SAFARI, HARRIER, SUMO	2626	6456	3759	6831	2	1
UV3	HEXA	203	0	672	0	203	0
V1	MAGIC EXPRESS	19	489	635	515	22	0
V2	MAGIC, MAGIC IRIS	246	42	23	0	292	49
N1- A1	ACE, ACE EX, ACE Zip	40547	34252	39550	29686	1349	1988
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	2469	20227	8718	18239	1910	1757
M2- A1	Buses Fully Built, Buses Chassis	688	380	96	538	351	11
M2- A2	Buses Fully Built, Buses Chassis	923	255	880	150	0	0
N2- A1	Tippers, Haulage	2463	2868	4798	3566	179	375
N2- A2	Tippers, Haulage	8866	4651	1184	2594	311	412
N2- A3	Tippers, Haulage	1567	1694	1675	1055	573	357

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2019	OCT - DEC 2020	OCT - DEC 2019	OCT - DEC 2020	OCT - DEC 2019	OCT - DEC 2020
N2- A4	Tippers, Haulage	1785	3162	4076	2998	205	299
M3-A1	Buses Fully Built, Buses Chassis	0	78	822	123	0	0
M3- A2	Buses Fully Built, Buses Chassis	0	0	0	0	153	101
M3-B1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	1000	840	843	150	426	118
M3-C1	Buses Fully Built, Buses Chassis	2	4	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	988	581	706	275	510	280
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	944	0	794	0	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	304	0	589	149	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	2511	0	1820	291	0	0
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	1368	3648	130	2463	89	21
N3- A2	Tippers, Haulage	3930	0	1312	254	624	681
N3- A3	Tippers, Haulage	2385	0	2922	2459	13	0
N3- B1(a)	Tippers, Haulage	4145	3918	5915	2423	438	618
N3- B1(b)	Tippers, Haulage	2202	13226	2132	6436	89	49
N3- B1(c)	Tippers, Haulage	1870	0	865	3392	2	0
N3- B1(d)	Tippers, Haulage	634	0	1120	112	0	0
N3- B1(e)	Tippers, Haulage	937	0	1000	1462	12	0

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2019	OCT - DEC 2020	OCT - DEC 2019	OCT - DEC 2020	OCT - DEC 2019	OCT - DEC 2020
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	465	25	424	464	0	0
N3- B2(c)	Tractors with suitable Trailers	636	498	947	853	12	47
N3- B2(d)	Tractors with suitable Trailers	946	2396	1133	1508	3	5

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.